Exhibit 99.6
                                CONSENT OF EXPERT

     I hereby consent to the reliance in this Annual Report on Form 40-F of Banro Corporation of my report "Review and Mineral Resource Update of the Twangiza Property Kivu Province, Democratic Republic of Congo" dated April 30, 2003. I also consent to the reference to me under the heading "Interests of Experts" in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.




By:/s/  Christopher O. Naas
   ------------------------------------------
Name: Christopher O. Naas
Date:  March 31, 2006